02018713

3/7/02 AB

VX 3-22-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31249

RECEIVED MAR 0 1 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornburg Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 E. Marcy Street, Suite 202
(No. and Street)

Santa Fe (City) New Mexico (State) 87501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beckie Hantrula 505-984-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

P. O. Box 3939 (Address) Albuquerque (City) New Mexico (State) 87103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

VX 3-22-02

OATH OR AFFIRMATION

I, Beckie Hanttula, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornburg Securities Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Beckie Hanttula
Signature

Financial/Operations Principal
Title

Sophia Franco-Marquez exp 8/28/05
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x Independent Auditor's Report on Internal Control Structure Requiredby SEC Rule 17a5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THORNBURG SECURITIES CORPORATION

Statements of Financial Condition

December 31, 2001 and 2000

Assets		2001	2000
Cash and cash equivalents (including compensating balances of $25,000 in 2001 and 2000)	$	1,626,920	1,029,320
Investment in Thornburg New Mexico Intermediate Municipal Fund (cost of $813,293 in 2001 and $913,832 in 2000)		830,355	910,269
Distributor's commissions receivable		293,133	293,764
Prepaid expenses		3,312	2,273
Investment in NASDAQ stock		3,300	3,300
Property and equipment, net		24,376	17,938
	$	2,781,396	2,256,864
Liabilities and Stockholders' Equity			
Accrued expenses	$	180,176	118,925
Stockholders' equity:			
Class A common stock of $1 par value. Authorized 10,000 shares; issued and outstanding 2,500 shares in 2001 and 2000		2,500	2,500
Class B common stock of $1 par value, nonvoting. Authorized 10,000 shares; issued and outstanding 1,500 shares in 2001 and 2000		1,500	1,500
Additional paid-in capital		1,152,153	1,152,153
Retained earnings		1,445,067	981,786
Total stockholders' equity		2,601,220	2,137,939
	$	2,781,396	2,256,864

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION

Statements of Operations

Years ended December 31, 2001 and 2000

		2001	**2000**
Revenues:			
Distributor's commissions	$	918,461	1,647,346
Interest		67,943	49,941
Gain (loss) on investments, net, including unrealized gains of $17,062 in 2001 and $18,301 in 2000		(1,042)	17,182
Customer service		41,968	41,168
Marketing reimbursement (note 3)		2,110,705	1,525,221
Gains on sale of fee rights (note 3)		169,129	78,997
Miscellaneous		6,998	3,636
		3,314,162	3,363,491
Expenses:			
Employee commissions		971,612	709,753
Broker's commissions (note 3)		—	668,695
Salaries		724,467	477,144
Travel		245,953	186,178
Bonus		234,667	180,609
Profit sharing		171,713	125,000
Meals and entertainment		127,850	73,484
Payroll taxes		76,955	48,324
Licenses and fees		70,725	33,893
Telephone		47,063	29,160
Legal and accounting		38,941	22,162
Training and education		26,255	21,262
Insurance		24,888	13,141
DTF Fund Expense		15,837	13,460
Software consulting		14,925	3,120
Depreciation		10,534	8,086
Dues and subscriptions		9,056	6,868
Supplies		6,297	5,529
Contract employment		4,252	2,789
Postage		2,428	1,214
Copying		1,865	1,031
Rent		882	—
Miscellaneous		23,715	8,361
		2,850,881	2,639,263
Net income	$	463,281	724,228

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION

Statements of Stockholders' Equity

Years ended December 31, 2001 and 2000

	Common stock		Additional paid-in capital	Retained earnings	Total stockholders' equity
	Class A	Class B			
Balances at December 31, 1999	$ 2,500	1,500	1,152,153	257,558	1,413,711
Net income	—	—	—	724,228	724,228
Balances at December 31, 2000	2,500	1,500	1,152,153	981,786	2,137,939
Net income	—	—	—	463,281	463,281
Balances at December 31, 2001	$ 2,500	1,500	1,152,153	1,445,067	2,601,220

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION

Statements of Cash Flows

Years ended December 31, 2001 and 2000

		2001	2000
Cash flows from operating activities:			
Net income	$	463,281	724,228
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		10,534	8,086
(Gain) loss on investments		1,042	(17,182)
Changes in certain assets and liabilities:			
Distributor's commissions receivable		631	(127,047)
Prepaid commissions		—	642,607
Prepaid expenses		(1,039)	(163)
Accrued expenses		61,251	(12,659)
Net cash provided by operating activities		535,700	1,217,870
Cash flows from investing activities:			
Purchase of property and equipment		(16,972)	(11,373)
Sales of shares in Thornburg New Mexico Intermediate Municipal Fund		2,537,242	2,368,195
Purchases of shares in Thornburg New Mexico Intermediate Municipal Fund		(2,458,370)	(2,658,378)
Net cash provided (used) by investing activities		61,900	(301,556)
Net increase in cash and cash equivalents		597,600	916,314
Cash and cash equivalents at beginning of year		1,029,320	113,006
Cash and cash equivalents at end of year	$	1,626,920	1,029,320

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2001 and 2000

(1) Summary of Significant Accounting Policies

(a) Nature of Business

Thornburg Securities Corporation (the Company), a Delaware corporation, is the distributor for the shares of Thornburg Limited Term Municipal Fund, Inc. (the Fund) and the Thornburg Investment Trust (the Trust). The Fund is a Maryland corporation and the Trust is a Massachusetts business trust.

The primary source of revenue for the Company is distributor commissions. In addition, the Company also serves as an introducing broker for certain nonmutual fund transactions.

The Company is a registered broker-dealer engaged in the business of general securities brokerage and the rendering of other financial services related to its general securities business. Accounts are offered on a fully disclosed basis through contractual agreements with clearing brokers.

(b) Investment Securities

Shares of Thornburg New Mexico Intermediate Municipal Fund are stated at market value, and unrealized gains or losses are recognized in the statements of operations. Interest income is recorded as earned.

(c) Prepaid Commissions

Commissions paid to brokers are amortized using the straight-line method over 12 months from the date of the sales transaction, which approximates the period of estimated commission revenues received.

(d) Property and Equipment

Property and equipment are stated at cost. Depreciation on all property and equipment is computed using an accelerated method based upon useful lives of five to seven years. Cost of repairs and maintenance are charged to expense as incurred.

(e) Income Taxes

The Company is treated as an S Corporation for income tax purposes whereby the income of the Company is reflected in the individual tax returns of its stockholders. Accordingly, the financial statements do not include a provision for federal and state income taxes.

(f) Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers investments in highly liquid interest-bearing accounts to be cash equivalents. Cash equivalents of $1,244,632 and $862,298 consist of shares in a money market mutual fund at December 31, 2001 and 2000, respectively.

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Stock Ownership

All of the Company's outstanding Class A common stock and 3% of its outstanding Class B common stock is held by one individual, in addition to 27% of the Company's outstanding Class B common stock being held in trust for the benefit of that individual's descendant.

(3) Transactions with Related Parties

The Fund and the Trust were organized and formed by the Company and Thornburg Investment Management, Inc. (formerly Thornburg Management Company, Inc.) (TIM). TIM is an affiliate, which is wholly owned by the Company's stockholders. In addition, costs associated with marketing, facilities and general overhead are allocated between the Company and TIM as determined by written agreement. These costs were $2,110,705 and $1,525,221 for the years ended December 31, 2001 and 2000, respectively, and are included in various expense categories in the accompanying statements of operations.

During 2000, the Company entered into an agreement to sell the rights to receive contingent deferred sales charges, other fees, and prepaid commissions associated with certain Class B shares of the Thornburg Funds to an unrelated party on an ongoing basis. Pursuant to the agreement, the Company retained servicing responsibilities for which it will receive annual servicing fees of $4,000. The Company recognized gains of $169,129 and $78,997 on these transactions in 2001 and 2000, respectively.

During 2000, the Company sold the rights to receive contingent deferred sales charges and other fees and prepaid commissions associated with certain Class C shares of the Thornburg Funds to TIM, and retained servicing responsibilities. The C share rights and receivables were transferred to TIM at book value.

(4) Profit-sharing Plan

The Company sponsors a profit-sharing plan for which substantially all employees are eligible. Annual contributions are made in the amounts determined by the Company's director. During 2001 and 2000, the Company made contributions of approximately $136,000 and $110,000, respectively, on behalf of its employee. Under the provisions of the plan, participants begin vesting in benefits after two years and are fully vested upon completion of six years of service.

(5) Lease Fund Limited Partners

In 1983, the Company and TIM entered into an agreement with Lease Fund Limited Partners (LFP) whereby LFP agreed to purchase shares of the Fund and pay certain start-up costs of the Fund in exchange for a percentage of the Company's and TIM's combined future net cash flow, as defined in the agreement.

The Company's and TIM's total expense related to LFP was $141,954 in 2001 and $222,871 in 2000. The Company's allocated portion, based on cash basis activity, of the total expense (income) related to LFP was $(12,589) in 2001 and $(16,469) in 2000. Distributor's commissions are shown, net of benefit or expense related to LFP, in the accompanying statements of operations.

(6) Net Capital Requirements

As a registered broker-dealer, the Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 at December 31, 2001 and 2000. The Company exceeded its $100,000 requirement by $2,070,428 and $1,669,642, and had net capital ratios of 0.08 to 1 0.07 to 1, at December 31, 2001 and 2000, respectively.

Schedule

THORNBURG SECURITIES CORPORATION

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001 and 2000

		2001	2000
Net capital:			
Total stockholders' equity	$	2,601,220	2,137,939
Deduct:			
Assets which are not readily convertible into cash		(309,775)	(249,338)
Haircuts on money market funds and investment securities		(83,017)	(80,959)
Excess deductible portion of liability insurance		(38,000)	(38,000)
Net capital		2,170,428	1,769,642
Minimum net capital required		100,000	100,000
Excess net capital	$	2,070,428	1,669,642
Aggregate indebtedness – current liabilities	$	180,176	118,925
Ratio of aggregate indebtedness to net capital		.08 to 1	.07 to 1

The above computation of net capital agrees with the computation of the Company on FOCUS Form X-17A-5, Part IIA, December 31, 2001 and 2000.

See accompanying independent auditors' report.

KPMG

6565 Americas Parkway, NE-#700
Post Office Box 3939
Albuquerque, NM 87190

Independent Auditors' Report on the Internal Control Required by SEC Rule 17a-5

The Stockholders
Thornburg Securities Corporation:

In planning and performing our audits of the financial statements and supplemental schedule of Thornburg Securities Corporation (the Company) (an S Corporation) for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Albuquerque, New Mexico
February 5, 2002